SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                                RDO Equipment Co.
                                -----------------
                                (Name of Issuer)




                      Class A Common Stock, $.01 par value
                      ------------------------------------
                         (Title of Class of Securities)




                                   749413 10 0
                                 --------------
                                 (CUSIP Number)


                                January 23, 1997
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                                                    --------------------------------------
CUSIP No. 749413 10 0                       13G                                         Page 2 of 5
---------------------------- -----------------------------------------------------------------------------------------
             1               NAME OF REPORTING PERSONS
                             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                             Allan F. Knoll (the "Reporting Person")

---------------------------- -----------------------------------------------------------------------------------------
             2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                             Not Applicable                      (a)  [ ]

                                                                 (b)  [ ]

---------------------------- -----------------------------------------------------------------------------------------
             3               SEC USE ONLY

---------------------------- -----------------------------------------------------------------------------------------
             4               CITIZENSHIP OR PLACE OF ORGANIZATION
                             Reporting Person is a citizen of the United States
of America.

---------------------------- -----------------------------------------------------------------------------------------

                                       5            SOLE VOTING POWER
         NUMBER OF                                       652,670
          SHARES
                             ---------------------- ------------------------------------------------------------------
       BENEFICIALLY
         OWNED BY                      6            SHARED VOTING POWER
           EACH                                                 0
                             ---------------------- ------------------------------------------------------------------
         REPORTING
          PERSON                       7            SOLE DISPOSITIVE POWER
           WITH                                          652,670
                             ---------------------- ------------------------------------------------------------------

                                       8            SHARED DISPOSITIVE POWER
                                                                0
---------------------------- -----------------------------------------------------------------------------------------
             9               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             652,670
---------------------------- -----------------------------------------------------------------------------------------
            10               CHECK BOX If THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [X]

---------------------------- -----------------------------------------------------------------------------------------
            11               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                             10.3%
---------------------------- -----------------------------------------------------------------------------------------
            12               TYPE OF REPORTING PERSON
                             IN
---------------------------- -----------------------------------------------------------------------------------------

Item 1(a).        Name of Issuer:

                  The name of the issuer is RDO Equipment Co. (the "Issuer").

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The address of the principal executive offices of the Issuer is 2829 South University Drive, Fargo, North Dakota 58103.

Item 2(a).        Name of Person Filing:

                  Allan F. Knoll (the "Reporting Person").

Item 2(b).        Address or principal business office or, if non, residence:

                  The address of the Reporting Person's principal place of business is 2829 South University Drive, Fargo, North Dakota 58103.

Item 2(c).        Citizenship:

                  The Reporting Person is a citizen of the United States.

Item 2(d).        Title of Class of Securities:

                  The class of equity securities to which this Statement relates is the Class A Common Stock, $.01 par value, of the Issuer (the "Class A Common Stock").

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Stock is 749413 10 0.

Item 3. If this Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the filing person is a:

                  Not Applicable.

Item 4.           Ownership:

       (a)        Amount Beneficially Owned:  652,670

       (b)        Percent of Class:  10.3%

       (c)        Number of shares as to which such person has:

       (i)        sole power to vote or to direct the vote................................         652,670

         (ii)     shared power to vote or to direct the vote..............................               0

         (iii)    sole power to dispose or to direct the
                  disposition of..........................................................         652,670

         (iv)     shared power to dispose or to direct the disposition of.................               0

----------------------

                 (1) Includes 608,595 shares of Class A Common Stock that Mr. Knoll has the right to acquire from Ronald D. Offutt pursuant to a stock option agreement, as amended, effective as of February 1, 1994, which option expires February 1, 2020. Also includes 6,500 shares that Mr. Knoll has the right to acquire from the Issuer pursuant to a stock option agreement effective as of November 18, 1999, which option expires on November 19, 2008. Does not include 100 shares of Class A Common Stock owned by Mr. Knoll's spouse as to which Mr. Knoll disclaims any beneficial interest.

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not Applicable.

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  Not Applicable.

Item 8.           Identification and Classification of Members of the Group:

                  Not Applicable.

Item 9.           Notice of Dissolution of Group:

                  Not Applicable.

Item 10.          Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 28, 1999.



/s/ Allan F. Knoll
--------------------------------------
Allan F. Knoll